UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2011

Commission File Number: 001-34477

AUTOCHINA INTERNATIONAL LIMITED
(Translation of registrant’s name into English))

No.322, Zhongshan East Road
Shijiazhuang, Hebei
People’s Republic of China
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

Entry into a Material Definitive Agreement and Creation of a Direct Financial Obligation.

On March 9, 2011, Hebei Xuhua Trading Co., Ltd. (“Borrower”), a variable interest entity, or VIE, of AutoChina International Limited (the “Company” or “AutoChina”), entered into a loan agreement (the “CITIC Loan”) with China Citic Bank, Shijiazhuang, Hebei Province Branch (“CITIC Lender”).  Pursuant to the CITIC Loan, Borrower borrowed RMB150 million from CITIC Lender. The CITIC Loan was fully drawn on March 9, 2011. The CITIC Loan bears interests at 6.666% per annum, representing a 60.6 basis point premium to the 1-year benchmark rate of 6.06% established by the People’s Bank of China, payable monthly. The CITIC Loan must be repaid in full on March 9, 2012.  Failure to pay the loan on time would result in a 50% interest penalty to AutoChina (a 50% increase in the interest rate during the time the loan remains outstanding past the due date or is delinquent).

The proceeds of the loan may only be used for truck purchases pursuant to AutoChina’s commercial vehicle sales, servicing, leasing and support business.  CITIC Lender is entitled to audit the books and record of the Company to ensure that the proceeds are being used in accordance with the terms of the CITIC Loan.  Use of the funds other than as provided for in the CITIC Loan would result in a 100% interest penalty to AutoChina (a doubling of the amount of interest payments due beginning from the date the funds are used for other purposes).

The CITIC Loan is guaranteed by Hebei Chuangjie Trading Co., Ltd., a VIE of AutoChina and beneficiary of the trust account established between AutoChina and CITIC Group pursuant to AutoChina’s commercial vehicle financing structure. The total trust assets are currently approximately CNY 1.2 billion.

Results of Operations and Financial Condition.

On March 14, 2011, AutoChina issued a press release announcing its unaudited financial results for its fourth quarter and fiscal year 2010 as well as its guidance for 2011.  The full text of the press release is set forth in Exhibit 99.1 attached hereto.

As provided in General Instruction B.2 of SEC Form 6-K, such information shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, and it shall not be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or under the Exchange Act, whether made before or after the date hereof, except as expressly set forth by specific reference in such filing to this Report of Foreign Private Issuer on Form 6-K.

Exhibits.

Exhibit No.	Description

99.1	AutoChina International Limited Press Release, dated March 24, 2011

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

AUTOCHINA INTERNATIONAL LIMITED

By:	/s/ Yong Hui Li
Name: Yong Hui Li
Title: Chief Executive Officer

Dated: March 28, 2011

Exhibit Index

Exhibit No.	Description

99.1	AutoChina International Limited Press Release, dated March 24, 2011